Sub-Item 77O
Rule 10f-3 Transaction

DREYFUS PREMIER MANAGER FUNDS II
-Dreyfus Premier Balanced Opportunity Fund

On September 6, 2007, Dreyfus Premier Balanced Opportunity Fund, a series of Dreyfus Premier Manager Funds II (the "Fund"), purchased $110,000 of a corporate bond issued by Lowes Companies 5.6% 9/15/2012, CUSIP No.: 548661CM7) (the "Bonds") at a purchase price of $99.831 per unit. The Bonds were purchased from an underwriting syndicate of which Bank of New York/Capital Markets, Inc., an affiliate of the Fund, was a member. Bank of New York/Capital Markets, Inc. received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

JP Morgan
Merrill Lynch
Wachovia Securities
Banc of America Securities
BB&T Capital Markets
BMO Nesbitt Burns
BNP Paribas
Bank of New York/Capital Markets, Inc.
Fifth Third Securities
HSBC Securities
Morgan Keegan
Natcity Investment
SunTrust Robinson Humphrey
US Bancorp Investments
Wedbush Morgan Securities
Wells Fargo